NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES
2009 YEAR END RESERVES INFORMATION
(Calgary, March 8, 2010) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce its 2009 year end reserves information.
The 2009 results were impacted by reduced capital spending compared to 2008 as necessitated by lower commodity prices, reduced cash flow and Pengrowth’s objective to live within our means. As a consequence reserve replacement performance was down from the prior year. A breakdown of the components that contributed to the reserve replacement metrics is provided.
On a proved plus probable basis total reserves decreased from 323.5 million barrels of oil equivalent (mmboe) in 2008 to 295.7 mmboe in 2009. The key factors for this decline were a 48 percent reduction in development capital expenditures in 2009 versus 2008, and a prudent capital budget that only represented 38 percent of operating cash flow.
•
On a proved plus probable basis, Pengrowth’s company interest reserves before deduction of royalties as at December 31, 2009 totaled 295.7 mmboe. Development additions through drilling activity and improved recovery amounted to 8.8 mmboe which was offset by net dispositions of 1.3 mmboe as well as net negative revisions of 6.2 mmboe. The net reduction of 6.2 mmboe due to technical revisions was primarily associated with probable undeveloped reserves where development of these assets was unlikely given the shifting corporate strategy to develop repeatable, low-cost resources and the outlook for natural gas prices.
•
On a proved basis, Pengrowth’s company interest reserves as at December 31, 2009 totaled 216.6 mmboe. Total additions of 10.4 mmboe, including revisions and net dispositions, represent a 36 percent replacement ratio based on 29.0 mmboe of production during 2009.
•
Including technical revisions, finding, development and acquisition (FD&A) costs including future development capital (FDC) were $14.87 per boe for proved reserves and $57.15 per boe for proved plus probable reserves. Excluding the reserves being deleted as a result of the shift in corporate strategy, FD&A costs including changes in FDC were $14.74 per boe for proved reserves and $16.62 per boe for proved plus probable reserves. This is below Pengrowth’s three year average (2007 — 2009) proved plus probable FD&A cost of $20.34 per boe.
•
Including technical revisions, finding and development costs including FDC were $14.12 per boe for proved reserves and $30.81 per boe for proved plus probable reserves. Excluding those negative revisions removed due to a shift in corporate strategy, Pengrowth’s finding and development costs including FDC were $14.17 per boe for proved reserves and $15.33 per boe for proved plus probable reserves, which is below Pengrowth’s three year average (2007 — 2009) proved plus probable finding and development costs of $21.70 per boe.
•
Pengrowth’s estimated before tax net asset value per trust unit, based on the proved plus probable reserve value discounted at 10 percent, was $13.06 per trust unit at December 31, 2009 compared to $15.33 per trust unit at the end of 2008. After adjusting for year end debt levels, Pengrowth’s estimated before tax net asset value per trust unit, based on the proved plus probable reserve value discounted at 10 percent, was $12.26 at December 31, 2009 compared to $12.86 per trust unit at the end of 2008.
•
The decrease in the before tax net asset value per trust unit is primarily the result of the increased number of trust units outstanding at year end 2009 versus 2008, reflecting Pengrowth’s October 2009 equity issue which reduced debt.
•
On a debt adjusted per unit basis, using the year end trust unit price, proved plus probable reserves per unit were 0.74 in 2009 as compared to 0.76 in 2008.
Pengrowth has filed its Annual Information Form for the year ended December 31, 2009, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. In addition, Pengrowth has filed its Form 40-F with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com and www.sec.gov/edgar.shtml. These documents are also available on Pengrowth’s website at www.pengrowth.com.
Reserves
Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. (GLJ) effective December 31, 2009 and prepared in accordance with National Instrument 51-101 (NI 51-101), Pengrowth’s proved plus probable reserves were 295.7 mmboe. This represents a four percent replacement of proved plus probable reserves during 2009 through the addition of 2.6 mmboe resulting from a combination of drilling activity, improved recovery applications and technical revisions, and net dispositions of 1.3 mmboe, offset by 29.0 mmboe of production. Pengrowth’s total proved reserves were 216.6 mmboe representing 36 percent replacement of production based on 11.3 mmboe of additions and revisions and net dispositions of 0.9 mmboe.
Proved producing reserves are estimated at 183.8 mmboe; these reserves represent approximately 85 percent of the total proved reserves of 216.6 mmboe. The total proved reserves account for 73 percent of the proved plus probable reserves. These percentages have not changed from 2008.Using a 10 percent discount factor and GLJ January 1, 2010 forecast pricing, the proved producing reserves account for 70 percent of the proved plus probable before tax value while the total proved reserves account for 79 percent of the proved plus probable before tax value. Using a 6:1 boe conversion rate for natural gas, approximately 38 percent of Pengrowth’s proved plus probable reserves are light/medium crude oil, nine percent are heavy oil, 10 percent are NGLs, 40 percent are natural gas and three percent are coal bed methane.
Although focused in strategic core areas, Pengrowth is a geographically diversified energy trust with properties located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia. On a proved plus probable reserve basis, the Alberta, Saskatchewan, British Columbia and offshore Nova Scotia holdings account for 82 percent, 11 percent, four percent and three percent, respectively of reserves reported by GLJ.
Reserves Summary 2009
(Company Interest)
GLJ January 1, 2010 forecast prices and costs

	Light &				2009 Oil	2008 Oil
	Medium Crude	Heavy Oil	NGLs	Natural Gas	Equivalent	Equivalent
	Oil (mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved producing	65,640	14,370	19,253	507.4	183,835	200,580
Proved developed non-producing	805	139	1,030	18.5	5,055	5,004
Proved undeveloped	16,358	1,846	1,190	49.6	27,665	29,640

Total proved	82,803	16,355	21,473	575.5	216,554	235,224

Total proved plus probable	112,249	27,724	29,587	757.0	295,734	323,463

*	Table may have rounding differences
RESERVE RECONCILIATION
Pengrowth added a net 1.3 mmboe of proved plus probable reserves during 2009, replacing production by four percent. Reserve additions from drilling and improved recovery projects amounted to 8.8 mmboe. Most significant were infill drilling and extensions at Carson Creek and in the Twining CBM area and improved recovery and infill drilling additions at Weyburn. Reserve increases in the proved producing category also resulted from reclassification of proved or probable undeveloped reserves to producing primarily for infill drilling and drilling extensions at Carson Creek, Weyburn, Sable Island and Monogram.
The additions were offset by net negative technical revisions of 6.2 mmboe to the proved plus probable reserves. These relate to various performance revisions made to previous estimates and certain probable undeveloped reserves being deleted where development of these properties was unlikely given the shifting corporate strategy and the outlook for natural gas prices. The deleted proved plus probable reserves amounted to 9.7 mmboe and were primarily at the Olds property. At Olds, 6.4 mmboe in proved plus probable reserves were revised due to their one-off and high-cost nature as well as the outlook for natural gas prices.
A net decrease of 1.3 mmboe to proved plus probable reserves from acquisitions and dispositions was due to the sale of some minor non-core properties mainly at Niton, Karr and Pine Creek, offset by some small strategic asset acquisitions at House Mountain and Carson Creek.
RESERVES RECONCILIATION 2009
Company Interest
GLJ January 1, 2010 forecast prices and costs

	Light & Medium
	Crude Oil	Heavy Oil	NGLs	Natural Gas	Oil Equivalent
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)

TOTAL PROVED
December 31, 2008	90,415	16,277	23,543	630	235,224
Extensions	252	139	934	7	2,532
Infill Drilling	137	0	656	12	2,721
Improved Recovery	1,173	225	7	1	1,620
Technical Revisions	(1,556)	2,349	(16)	21	4,191
Discoveries	100	129	0	0	229
Acquisitions	877	0	214	1	1,329
Dispositions	(258)	(8)	(365)	(10)	(2,267)
Production	(8,337)	(2,757)	(3,500)	(87)	(29,025)

December 31, 2009	82,803	16,355	21,473	576	216,554

PROVED PLUS PROBABLE
December 31, 2008	121,289	27,728	32,442	852	323,463
Extensions	704	68	1,223	10	3,616
Infill Drilling	269	0	655	15	3,425
Improved Recovery	657	288	24	2	1,259
Technical Revisions	(3,378)	2,235	(1,060)	(24)	(6,194)
Discoveries	300	172	0	0	472
Acquisitions	1,083	0	260	2	1,633
Dispositions	(338)	(10)	(456)	(13)	(2,915)
Production	(8,337)	(2,757)	(3,500)	(87)	(29,025)

December 31, 2009	112,249	27,724	29,587	757	295,734

NET PRESENT VALUE SUMMARY 2009
At GLJ January 1, 2010 forecast prices and costs
Before Income Taxes

		Discounted at	Discounted at	Discounted at	Discounted at
($ millions)	Undiscounted	5%	10%	15%	20%

Proved Developed Producing	5,793	4,301	3,442	2,888	2,502
Proved Developed Non-Producing	162	118	93	77	66
Proved Undeveloped	1,046	571	335	203	124

Total Proved Reserves	7,002	4,989	3,870	3,168	2,691
Probable Reserves	3,141	1,641	1,015	696	510

Total Proved Plus Probable Reserves	10,143	6,630	4,885	3,865	3,202

BEFORE TAX NET ASSET VALUE AT DECEMBER 31, 2009
In the following table, Pengrowth’s net asset value is measured with reference to the ten percent discount present value of future net cash flows from reserves, as estimated by GLJ and prior to consideration of income tax. The calculation is shown using GLJ’s forecast prices.

Net Asset Value (NAV)
BEFORE TAX
Forecast Prices
NAV at December 31, 2009

$Thousands, except per unit amounts	10% Discount

Value of Proved plus Probable Reserves Discounted at 10%	$4,884,877
Undeveloped Lands (1)	266,720
Working Capital Deficit (2)	(16,286)
Reclamation Funds	34,837
Long Term Debt (3)	(1,128,024)
Other Liabilities (4)	(84,375)
Asset Retirement Obligations (5)	(144,561)
Fair Value of Commodity Contracts (6)	(9,034)
Fair Value of FX Contracts (6)	(17,789)

Net Asset Value	$3,786,365
Units Outstanding (000’s)	289,835
NAV/Unit	$13.06

(1)	Pengrowth’s internal estimate

(2)	Excludes distributions payable, current portion of risk management contracts, current portion of LTD, and future income taxes

(3)	Represents the fair value of long term debt in the notes to the financial statements (including the current portion of LTD)

(4)	Other liabilities include convertible debt at fair value and non-current contract liab.

(5)	The asset retirement obligation is based on Pengrowth’s estimate of future site restoration and abandonment liabilities less that portion of these costs that are included in the value of proved plus probable reserves

(6)	Represents the total fair value of risk management contracts on Pengrowth’s year end financial statements
RESERVE LIFE INDEX
Pengrowth’s proved reserve life index (RLI) increased to 8.3 years from 8.0 years last year. The proved plus probable RLI of 10.6 years remained the same as last year. The changes are mainly due to Pengrowth’s ongoing development efforts which are aimed at increasing reserves and production and extending the life of its fields, as well as divestitures of shorter life RLI properties.

Reserve Life Index	2009	2008	2007
Total Proved	8.3	8.0	8.2
Proved Plus Probable	10.6	10.6	10.4
FINDING, DEVELOPMENT AND ACQUISITION COSTS
FINDING AND DEVELOPMENT COSTS
During 2009, Pengrowth spent $202.2 million on development and optimization activities, which added 7.1 mmboe of proved reserves and 8.8 mmboe of total proved plus probable reserves excluding revisions. The largest additions were for drilling extensions at Carson Creek, additional infill drilling locations for CBM at Twining and infill drilling and improved recovery at Weyburn.
In total, Pengrowth participated in drilling 169 gross wells (89 net wells) during 2009 with a 95 percent success rate. Drilling activity was down significantly from 2008 when Pengrowth drilled 507 gross or 217 net wells.

Various performance related revisions were made to previous estimates. Also, certain probable undeveloped reserves were deleted where development of these natural gas properties was unlikely given the shifting corporate strategy and the outlook for natural gas prices. This resulted in an overall increase in proved reserves of 4.2 mmboe and a net negative change in total proved plus probable reserves of 6.2 mmboe. The largest positive revisions occurred at Sable Island and Carson Creek while the largest negative revisions occurred at Olds, Judy Creek and Jenner.
AQUISITIONS AND DISPOSITIONS
Pengrowth made strategic acquisitions during 2009 aimed at increasing ownership in existing core areas. Pengrowth spent $35.7 million on acquisitions adding 1.3 mmboe of proved and 1.6 mmboe of proved plus probable reserves. Asset acquisitions were made at Carson Creek and House Mountain, increasing existing interests in the core Judy Creek area. In addition, Pengrowth increased its land ownership in the Horn River Basin shale gas play with an acquisition which closed late in the year.
During 2009, Pengrowth disposed of some small, non-core properties, mainly at Niton, Karr and Pine Creek, and undeveloped acreage in Dawson. Total proceeds were $41.9 million and resulted in a decrease of 2.3 mmboe total proved reserves and 2.9 mmboe proved plus probable reserves.
FINDING, DEVELOPMENT AND ACQUISITION COSTS
Pengrowth’s finding, development and acquisition costs are summarized below. These are determined separately for exploration and development activity and acquisition and disposition transactions, and include change in future development capital. Future development capital reflects the amount of estimated capital that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of future development capital will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets.

FD&A Costs — Company Interest Reserves	2009 YE
		Proved plus
	Proved	Probable

FD&A Costs Including Future Development Capital
Exploration and Development Capital Expenditures — $millions	202.2	202.2
Exploration and Development Change in FDC — $millions	(42.8)	(122.8)
Exploration and Development Capital including Change in FDC — $millions	159.4	79.4
Exploration and Development Reserve Additions including Revisions — mmboe	11.3	2.6

Finding and Development Cost — $/boe	14.12	30.81

Acquisition Capital — $millions	35.7	35.7
Acquisition FDC — $millions	2.3	2.3
Acquisition Capital including FDC — $millions	38.0	38.0
Acquisition Reserve Additions — mmboe	1.3	1.6

Acquisition Cost — $/boe	28.55	23.24

Disposition Capital — $millions	41.9	41.9
Disposition FDC — $millions	1.5	1.5
Disposition Capital including FDC — $millions	43.4	43.4
Disposition Reserve Additions — mmboe	2.3	2.9

Disposition Cost — $/boe	19.14	14.88

Net Acquisition Capital — $millions	(6.2)	(6.2)
Net Acquisition FDC — $millions	0.8	0.8
Net Acquisition Capital including FDC — $millions	(5.4)	(5.4)
Net Acquisition Reserve Additions — mmboe	(0.9)	(1.3)

Net Acquisition Cost — $/boe	5.79	4.23

Total Capital Expenditures including Net Acquisitions — $millions	196.0	196.0
Total Change in FDC — $millions	(42.0)	(122.0)
Total Capital including Change in FDC — $millions	154.0	74.0
Reserve Additions including Net Acquisitions — mmboe	10.4	1.3

Finding Development and Acquisition Cost including FDC — $/boe	14.87	57.15

As reported elsewhere, certain probable undeveloped reserves were removed due to the shifting corporate strategy and outlook for natural gas prices. The table below indicates what proved plus probable finding and development and finding, development and acquisition (including changes in FDC) would have been if these 9.7 mmboe of probable undeveloped reserves had not been removed.

FD&A Costs — Company Interest Reserves Excluding Off-Strategy Revisions	2009 YE
		Proved plus
	Proved	Probable
Finding and Development
Exploration and Development Capital Expenditures — $millions	202.2	202.2
Exploration and Development Change in FDC — $millions	5.1	(13.7)

Exploration and Development Capital including Change in FDC — $millions	207.3	188.5
Exploration and Development Reserve Additions — mmboe	7.1	8.8
Exploration and Development Reserve Revisions — mmboe	7.5	3.5

Exploration and Development Reserve Additions including Revisions — mmboe	14.6	12.3

Finding and Development Cost, including FDC — $/boe	14.17	15.33

Finding, Development and Acquisition
Total Capital Expenditures including Net Acquisitions — $millions	196.0	196.0
Total Change in FDC — $millions	5.9	(12.9)

Total Capital including Change in FDC — $millions	201.9	183.1
Reserve Additions including Acquisitions and Dispositions — mmboe	6.2	7.5
Total Revisions — mmboe	7.5	3.5

Total Reserve Additions including Acquisitions and Dispositions — mmboe	13.7	11.0

Finding, Development and Acquisition Cost, including FDC — $/boe	14.74	16.62

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
GLJ January 1, 2010 forecast pricing and costs:

						Revenue		Revenue
			Operating	Development	Abandonment	Before	Income	After Income
($ millions)	Revenue	Royalties	Costs	Costs	Costs(1)	Income Tax	Tax(2)	Tax

Proved Producing	12,826	2,406	4,187	219	220	5,793	604	5,189
Proved Developed Non-Producing	318	79	54	20	3	162	58	104
Proved Undeveloped	2,514	546	613	297	12	1,046	373	673

Proved Reserves	15,658	3,031	4,853	537	235	7,002	1,035	5,967
Total Probable	6,731	1,395	1,817	351	27	3,141	781	2,360

Proved Plus Probable	22,388	4,426	6,670	887	262	10,143	1,816	8,327

(1)	Well abandonment costs and the cost to abandon Sable Island facilities and pipelines as reported by GLJ.

(2)	Income tax as estimated by Pengrowth
TAX POOLS
On a combined basis, Pengrowth’s tax pools total approximately $2.88 billion. The table below provides an estimate of tax pools at both the trust and the operating entity level as at December 31, 2009. These estimates are based upon forecasts prepared internally and have not been verified by any provincial or federal taxing authority. They have been included for information purposes only.

($ millions)

Trust Tax Pools	$1,326

Operating Entity Tax Pools
COGPE	75
CDE	293
UCC	527
CEE	5
Other (Injectants, etc.)	658

Total Tax Pools	$2,884

GLJ’s January 1, 2010 forecast prices are shown below:

		Edmonton
		Light Crude	Natural Gas at
	WTI Crude Oil	Oil	AECO (Cdn
Year	(US $/bbl)	(Cdn $/bbl)	$/mmbtu)

2009	61.56	66.43	4.20
2010	80.00	83.26	5.96
2011	83.00	86.42	6.79
2012	86.00	89.58	6.89
2013	89.00	92.74	6.95
2014	92.00	95.90	7.05
2015	93.84	97.84	7.16
2016	95.72	99.81	7.42
2017	97.64	101.83	7.95
2018	99.59	103.88	8.52
2019	101.58	105.98	8.69
Thereafter	+2%/yr	+2%/yr	+2%/yr
PENGROWTH CORPORATION
Derek W. Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: 1-403-693-8889
Advisory:
All amounts are stated in Canadian dollars unless otherwise specified. All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s January 1, 2010 forecast prices and costs as disclosed herein.

Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
In addition, Pengrowth uses the following frequently recurring industry terms in this press release: “bbls” refers to barrels, “mbbls” refers to a thousand barrels, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth’s 2010 development programs, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, abandonment and reclamation costs and tax pools. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of

International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Risk Factors” in our most recent Annual Information Form, under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Note to US Readers
Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See “Presentation of our Reserve Information” in our most recent Annual Information Form or Form 40-F for more information.
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.
We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.
We include herein estimates of proved, proved plus probable and possible reserves, as well as contingent resources. The SEC permits, but does not require the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.